Obtaining Control of Credit Suisse Multialternative Strategy Fund A

As of October 31, 2012, Pershing ("Shareholder") owned 11,871 shares of the Fund, which represented 51.78% of the Fund. As of October 31, 2013, Shareholder owned 13,011 shares of the Fund, which represented 42.02% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.


Obtaining Control of Credit Suisse Multialternative  Strategy Fund C

As of October 31, 2012, Pershing ("Shareholder") owned 103,605 shares of the Fund, which represented less than 95.40% of the Fund. As of October 31, 2013, Shareholder owned 163,206 shares of the Fund, which represented 97.02% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.